SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) No. 02.558.074/0001- 73 NIRE 35.3.001.587.9-2

NOTICE TO THE MARKET

Vivo Participações S.A. (BM&F Bovespa: VIVO3, VIVO4; NYSE: VIV) announced on the date hereof the Vivo Internet Brasil Plan, the country’s largest 3G coverage expansion plan. This amount is included in the investment estimate of R$2.49 billion for this year, already announced to the market by the Company.

See below the Press Release distributed by the Company:

VIVO ANNOUNCES LARGEST 3G MOBILE INTERNET ACCESS PLAN IN BRAZIL: OVER 2,800 CITIES CONNECTED BY 2011

São Paulo, June 10, 2010 - Offering Third Generation mobile internet access to over 85% of the Brazilian population by the end of 2011. This is the commitment Vivo assumes today on announcing the Vivo Brazil Internet Plan. This is Brazil’s largest 3G coverage expansion program, and will expand its current network from 600 to 2,832 municipalities by December next year.

Enabling greater speed in deploying its Third Generation network is Vivo’s contribution to a major topic; one that has been widely debated at all levels of Brazilian society: universalization of the internet.

Just to have an idea of the size of the project, Third Generation agreements between mobile operators and Anatel (the Brazilian national telecommunications agency) were executed in April 2008. In the past two years (April/08 to April/10), the industry connected a total of 732 cities – Vivo being present in 600 of them – which corresponds to a new location per day in the period. In this turn, the plan Vivo announced today will connect 2,232 cities in the period of 18 months, which means connecting four municipalities/day, more increasing its 3G coverage more than three times.

“It’s an ambitious plan and we intend to comply with it. Our goal is to rapidly expand 3G coverage,” explains Roberto Lima, Vivo CEO. According to him, the announcement represents a commitment to innovation and leadership in addition to strengthening our trust in a network of over 54 million clients.
“This is why Vivo enjoys its current position on the market. And it is the company’s duty to place even more emphasis on quality. By doing so, we create relationships of trust with all our stakeholders and accomplish our mission.”

The investment to be made under the Vivo Internet Brasil plan is included in estimate of R$2.49 billion for this year already announced by the company and foresees deployment of Third Generation coverage in 1,461 cities by December. During this phase, coverage will be extended to 75% of the population. Today Vivo is the leader in 3G, covering 600 municipalities, or 33% more than the second in the ranking. According to indicators of Anatel, Vivo shows the best performance in network quality, with an accumulated average of 99.9% in 2010. The operator’s current network comprises 3,600 cities with GSM/EDGE and Third Generation technology.

Turning logic on its head

In order to turn network expansion into a wide-reaching goal reflecting Vivo’s belief in connecting more and more persons, anytime, anywhere, the company will not concentrate investments only in areas that provide a better and much quicker financial return. In other words, logic is being turned on its head.

“Vivo will extend mobile internet coverage to small, sometimes isolated, municipalities, believing that the essence of its services creates social and economic development for these locations, providing for more balanced returns in line with the development of the country,” states Roberto Lima.

During this phase of the Plan, we are going to extend our 3G coverage to cities whose population range between 837 inhabitants, such as Borá (in the State of São Paulo) – the country’s smallest municipality – and 149 thousand inhabitants, such as Itapetininga, also in the State of São Paulo, reaching Codó, in the State of Maranhão (114 thousand), Bujari, in the State of Acre (6.7 thousand), Arroio do Padre, in the State of Rio Grande do Sul (2.9 thousand) and Denise, in the State of Mato Grosso (11 thousand inhabitants),” informs Lima.

Roberto Lima cites as the role model to be followed, the project which Vivo, together with other companies and institutions, set up in the municipality of Belterra, in the state of Pará. They pioneered the installation of the “Pedro Teixeira Base Transceiver Station (BTS)” in the city, enabling access to Third Generation mobile internet, in addition to voice communication.

The coming on-stream of the system made it possible to connect the communities served by the NGO, Saúde & Alegria (Health & Happiness), with the world, fostering the development of several initiatives in the fields of education and health. Today, over 20,000 people in the city and around 175 riparian communities enjoy mobile telephone and internet access thanks to the antenna in Belterra.

With over 180 million subscribers, mobile telecommunications in Brazil have managed to pull off the greatest achievement since privatization in July 1998: to include the man in the street in the digital age, enabling him to access knowledge and services in all sectors: education, health, security, leisure and communication, among others.

In 1994 there were few privileged. It was almost impossible to obtain a land line, while cell phones were seen as luxury items. Cell phones are currently massified, with users accessing applications running from professional use to leisure. The fishermen’s cooperative of Mato Grosso, the motorcycle taxi pilot in the city of Jacy Paraná, where one of the world’s largest hydroelectric plants is being built, the musician from the outskirts of big cities, the farmer who exports soybean from the state of Rio Grande do Sul, the indigenous people and the Amazon communities have all become interconnected with mobile telephony and internet.

In many cases, the first contact by Brazilians with the telecommunications universe was through the cell phone. The launch of the Third Generation, for which the frequencies were auctioned at the end of 2007 and the agreements signed in April of 2008, also made possible mobile access to the internet, enabling inhabitants of villages far removed from the large urban centers to also connect to the world. According to consulting company Teleco, data indicate that the possibilities opened for 3G mobile internet access already exceed the number of users logging into the WWW through fixed broadband devices: more than 12 million 3G cell phones and modems against 11.7 million broadband fixed access.

Indicators reveal that modems for computer internet access total 3.5 million, and posted growth of 32% in the second half of 2009 in relation to the first six months of the year, and 77% in comparison with 2008. These data show that mobile internet access continues its strong expansionist trajectory, overtaking other technologies like ADSL, cable TV and radio and satellite connection. This evolution is a function of consumers’ wishes.

Tax Burden

The price of the 3G mobile internet service offered by the Vivo Brazil Internet Plan will be a promotional one during the first month: R$29.95 for a data traffic quantity equivalent to 250 MB, rising to R$59.00 from month two, valid throughout the entire country.

Vivo has made a series of efforts to make the price of the mobile internet access service through its Third Generation network more accessible. One of the limiting factors is the high tax burden charged on mobile telecommunication services, of around 44%, which includes ICMS and PIS/COFINS taxes, in addition to the fees charged by the regulatory agency, like Fust and Fistel.

Roberto Lima believes the time is right for a review of the tax burden: “We know that governments will not relinquish existing levies on voice services, but exempting mobile internet access services from which revenues are still incipient would mean even more rapid access to internet by lower income persons and an increase in collection of taxes given the growth in the scale of use of the services.

About Vivo

Vivo (BM&F Bovespa: VIVO3, VIVO4; NYSE: VIV), has been market leader in mobile telecommunications in Brazil since it was founded in April 2003. The company has consistently stood out in all performance and quality indicators evaluated by the National Telecommunications Agency (Anatel).

Vivo believes that in the networked society, individuals live better and are capable of more. That is why it mission is to create conditions whereby the greatest number of people can connect at anytime and anywhere, enabling them to live more human, safer, more intelligent lives while enjoying themselves, too.

The constant search for excellence in the provision of services focusing on quality at all points of contact with the client, mobile transmission services based on the largest and best second and third generation (3G) network in the country, wide portfolio and services at the disposal of more than 54 million clients join sustainability as the set of most widely recognized attributes of the Vivo brand.

In the area of social and environmental responsibility, Vivo develops projects such as the breakthrough program for recycling cell phones, batteries and accessories, which has already collected two million items. Through the Vivo Institute, the company invests in network initiatives devoted to education, by means of new ways of learning, and to the cause of persons with disability. In the cultural area, the company sponsors collective artistic initiatives, in line with top innovations in the field of music, mobile media, drama and artistic experiments.

Among other recognitions, Vivo is the best company to work at, according to a survey conducted by Você S.A. magazine; the most innovative company in its Investor Relations, according to Investor Relations magazine; Top of Mind according to Datafolha; Company of the Decade in its relationship with consumers, according to Consumidor Moderno magazine; and Brazil’s most valuable brand in the telecommunications industry, according to Brand Finance consulting firm.

São Paulo, June 10, 2010

Roberto Oliveira de Lima
Chief Executive Officer
Vivo Participações S.A.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.

VIVO - Investor Relations
Tel: +55 11 7420-1172
Email: ri@vivo.com.br

Information available at: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.